Exhibit 99.1

Check-Cap to Present at the 29th Annual ROTH Conference on March 14, 2017

ISFIYA, Israel – March 1, 2017 – Check-Cap Ltd. (the "Company" or "Check-Cap") (NASDAQ: CHEK, CHEKW), a clinical stage medical diagnostics company engaged in the development of an ingestible capsule for preparation-free, colorectal cancer (CRC) screening, today announced that Bill Densel, Chief Executive Officer, will present at the 29th Annual ROTH Conference on Tuesday, March 14, 2017 at 7:00am PT, 10:00am ET in Dana Point, California.

To access a live webcast of this presentation, please visit http://ir.check-cap.com/. A replay will be available for 90 days following the presentation.

Colorectal cancer is the second leading cause of cancer death in the U.S., with an estimated 134,000 diagnoses and 49,000 deaths in 2016.  Despite compelling evidence that screening can detect colorectal cancer and precancerous polyps, nearly one-third of the recommended adult population has never been screened.  The C-Scan® system was designed to improve the patient experience by eliminating the features of existing screening methods, such as bowel preparation, invasive procedure, and sedation, that pose a barrier to test completion.

About Check-Cap

Check-Cap is a clinical-stage medical diagnostics company developing C-Scan®, the first capsule-based system for preparation-free, colorectal cancer screening.

Utilizing innovative ultra-low dose X-ray and wireless communication technologies, the capsule generates information on the contours of the inside of the colon as it passes naturally.  This information is used to create a 3D map of the colon, which allows physicians to look for polyps and other abnormalities. Designed to improve the patient experience and increase the willingness of individuals to participate in recommended colorectal cancer screening, C-Scan® removes many frequently-cited barriers, such as laxative bowel preparation, invasiveness and sedation. The C-Scan® system is currently not cleared for marketing in any jurisdiction.

CONTACT:

Investors
David Carey
Lazar Partners Ltd.
212-867-1768
dcarey@lazarpartners.com

Vivian Cervantes
PCG Advisory
 212-554-5482
vivian@pcgadvisory.com

Media
Erich Sandoval or Rob Sawyer
Lazar Partners Ltd.
213-908-6226 or 212-843-0209
esandoval@lazarpartners.com
rsawyer@lazarpartners.com